Exhibit 99.1

1 Capital Markets Day 23 May 2022 Putting an accessible and aﬀordable quality health service in the hands of every person on Earth

Disclaimer Use of Non-IFRS Financial Measures This presentation includes certain ﬁnancial measures to evaluate Babylon’s projected ﬁnancial and operating performance, and measures calculated based on these measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Claims Expense Ratio and Adjusted Claims Margin, that are not prepared in accordance with IFRS. EBITDA is deﬁned as proﬁt (loss) for the period, adjusted for depreciation and amortization, ﬁnance costs and income, and tax provision or beneﬁt. Adjusted EBITDA is deﬁned as proﬁt (loss) for the period, adjusted for depreciation and amortization, ﬁnance costs and income, tax provision or beneﬁt, share-based compensation, change in fair value of warrant liabilities, gain on sale of subsidiary, and foreign exchange gains or losses. Loss for the period is the most directly comparable IFRS measure to Adjusted EBITDA. Adjusted EBITDA Margin is deﬁned as Adjusted EBITDA divided by Total revenue for the corresponding period. IFRS Loss for the period margin is the most directly comparable IFRS measure to Adjusted EBITDA Margin. Adjusted Claims Expense Ratio is Claims Expense divided by the Value-based care Revenue, adjusted to exclude non-health plan revenue and provider incentives, add estimated reinsurance recoveries, and adjust for prior period developments through April 30, 2022. Adjusted Claims Margin is 1 less Adjusted Claims Expense Ratio. We believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful metrics for investors to understand and evaluate our operating results and ongoing proﬁtability because they permit investors to evaluate our recurring proﬁtability from our ongoing operating activities. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our deﬁnitions of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similar measures disclosed by other companies, because some companies calculate EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin diﬀerently or not at all, limiting their usefulness as direct comparative measures. We believe that Adjusted Claims Expense Ratio and Adjusted Claims Margin are useful metrics for investors to understand and evaluate our operating results and ongoing proﬁtability because they permit investors to evaluate our Claims Expense as a percentage of our Value-based care revenue. In particular, we believe that the exclusion of these amounts provides useful measures for period-to-period comparisons of our business. Babylon's management team uses these measures in assessing Babylon's performance, as well as in planning and forecasting future periods. These non-IFRS ﬁnancial measures are not computed according to IFRS, and the methods we use to compute them may diﬀer from the methods used by other companies. Adjusted Claims Expense Ratio and Adjusted Claims Margin have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. A reconciliation of EBITDA and Adjusted EBITDA from the most directly comparable IFRS measure, Loss for the period, the calculations of IFRS Loss for the period margin, Adjusted EBITDA Margin, Clams Margin and Adjusted Claims Margin, and reconciliation of Adjusted Claims Expense Ratio from Claims Expense Ratio, the most directly comparable IFRS measure, have been provided in this presentation. We are not able to reconcile projected 2022 Adjusted EBITDA or 2022 Adjusted EBITDA Margin to their respective most directly comparable IFRS measures as we are not able to forecast IFRS loss on a forward-looking basis without unreasonable eﬀorts due to the high variability and diﬃculty in predicting certain items that aﬀect IFRS loss for the period, including, but not limited to, impairment expense, share-based compensation, foreign exchange gains or losses and gains and losses on sale of subsidiaries. Adjusted EBITDA should not be used to predict IFRS loss as the diﬀerence between the two measures is variable and may be signiﬁcant. Additional information and where to ﬁnd it Babylon Holdings Limited (“Babylon”) is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We ﬁle reports and other information with the Securities and Exchange Commission (the “SEC”) under the Exchange Act. Our SEC ﬁlings are available over the Internet at the SEC’s website at www.sec.gov. Forward-looking statements This presentation contains “forward-looking statements” as deﬁned in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future ﬁnancial or operating performance. When used in this presentation, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.  These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to diﬀer materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future ﬁnancial and operating results and that we may require additional ﬁnancing; uncertainties related to our ability to continue as a going concern; the growth of our business and organization; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or signiﬁcant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualiﬁed providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a signiﬁcant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and suﬃciently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-ﬁrst approach; our ability to develop and release new solutions and services; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identiﬁed in Babylon’s Annual Report on Form 20-F ﬁled with the SEC on March 30, 2022, and in other documents ﬁled or to be ﬁled by Babylon with the SEC and available at the SEC’s website at www.sec.gov. Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reﬂect events or circumstances after the date of this presentation.  Information sources The information herein is derived from various internal and external sources. Unless otherwise indicated, information contained in this presentation concerning Babylon’s industry and the regions in which it operates, including Babylon’s general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and reports provided to us, and other industry publications, surveys and forecasts. We have not independently veriﬁed the accuracy or completeness of any third-party information. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently veriﬁed. While we believe that the market data, industry forecasts and similar information included in this presentation are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of our future performance and growth objectives and the future performance of our industry and the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the heading “Forward-looking statements” and our ﬁlings with the SEC. This presentation contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this presentation may appear without the ®  or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor does not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. 2

Agenda 1.30 pm Welcome & Agenda - Charlie Steel, CFO 1.35pm Building Babylon: An Overview - Dr Ali Parsa, Founder & CEO 2.05pm Babylon’s Technology: Our Competitive Advantage - Steve Davis, CTO & Saurabh Johri, PhD, CSO 2.25pm Our Product: An Integrated End to End Experience - Yon Nuta, CPO 2.45pm Break 2.55pm Babylon’s Clinical Model: Transforming Delivery - Darshak Sanghavi, MD, CMO 3.20pm Fireside Chat - Misty Zelk, MD, Babylon Physician & Darshak Sanghavi, MD, CMO 3.40pm Our Financials: How We Create Value - Charlie Steel, CFO 4.00pm Q&A - All 4.20pm Closing Remarks - Dr Ali Parsa, Founder & CEO 4.25pm Reception - All 3

Building Babylon: An Overview Dr Ali Parsa, Founder & CEO

We Are at the Dawn of the Transformation of the Healthcare Sector 5 Transformation of one of the largest sectors of the world economy has the potential to give birth to some of the most valuable and impactful companies Health Care Proactive Continuous Virtual Personalized Patient-centric AI Enhanced Value Based Care Sick Care Reactive Episodic Physical One Size Fits All Provider-centric Human Cognition Fee for Service 5

The Winners Will be Those That Re-engineer a Superior “Value Proposition” Value Cost Quality Accessibility ● Digital ﬁrst, mobile native ● Delivering healthcare people need, through devices they already have Clinical Quality Rapid standardization: ● Right expertise ● Right treatment ● Right rehabilitation Aﬀordability ● Majority of healthcare costs are human labor ● Monitoring and early intervention – reduce crises & emergencies ● Automation of clinical tasks – operational leverage for clinicians 6

Babylon is Creating an Integrated, Digital First, Healthcare Experience Real-Time Insights Intelligent Health Goals Remote Patient Monitoring Reward, Alert, Intervene 24/7 Health Assistance Virtual Multi Speciality Care Local In-Person Network Hospitalization Support Digital-First Pharmacy Chronic Care Management Digital-First Complex Care (Including Medicare) Personal Health Graph Personal Care Team for most in need patients AI Advisor 7 Note: Some features, or elements of features may be under active development, have not been commercialized and we cannot guarantee if/when the product will be delivered to members.

Our Model Rationalises the Structure and Cost of Healthcare Delivery Digital Triage Digital Care Plan Data Healthcheck Insight Plans Health Assessment Goals Care Monitor Monitor $000’s $’s 8

Babylon’s Business Model Has Three Revenue Drivers What Who How 9 How Much Initial FFS arrangements provides client entry point Fee For Service $10s Take Patient Budgets Capture Cost Savings Babylon 360 $1000s Babylon Cloud Services License Our Technology Digital Triage Digital Care Plan Data Healthcheck Insight Plans Health Assessment Goals Care Monitor Monitor $s

# **We Have Proven The Benefits** of Our Operating Model in the UK


JOURNAL OF MEDICAL INTERNET RESEARCH — Winward et al

Original Paper

The Effect of 24/7, Digital-First, NHS Primary Care on Acute Hospital Spending: Retrospective Observational Analysis

Sam Winward, MBChB, BSc; Tejal Patel, MBBS; Mazin Al-Saffar, MBBS, BSc; Matthew Noble, MBBS

Babylon Health, London, United Kingdom

**Acute care cost *per weighted patient*[2]**


35% saving
15% saving
£714
£468
£749
£635
North West London* average
Babylon GP at Hand
* Excluding Babylon GP at Hand
Core Services weighting
Adapted Core Services weighting

**Members' likelihood to attend A&E before and after joining Babylon[1]**

**Members' likelihood to call NHS 111 before and after joining Babylon[1]**


80%
60%
40%
20%
0%
-20%
22%
-6%
12 months before
12 months after
62%
-1%

We reduce Emergency Room visits[1] by over

**25%**

as shown by an independent Ipsos Mori study

And create acute care cost savings[2] of up to

**35%**

as proven in a peer-reviewed study of NHS data

Notes: **(1)** Based on an evaluation by Ipsos Mori of NHS data, comparing newly registered patients at our Babylon GP at Hand (NHS) service to patients newly registered at London GP Practices. London, UK is used as the comparator as Babylon GP at Hand is based in this area. **(2)** Based on UK data, specifically for our Babylon GP at Hand (NHS) service. Babylon GP at Hand acute care cost per weighted patient in 2019/20 was compared to the North West London average in 2019/20, using NHS funding formulae to account for age, sex and other factors influencing health need. North West London is used as the comparator as Babylon GP at Hand is based in this area.

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We Are Bringing this Digital First Model to the US As in the transformation of sectors like retail, a digital model oﬀers the beneﬁts of scalability, accessibility and automation 11 Mostly bricks and mortar Single handers/small partnerships Single Neighborhood Primarily Episodic Manual processes Low Growth/Low Capital Mostly Virtual Employed/Contracted Regional/National Primarily Continuous Leverages Digital Automation High Growth/Medium Capital Mostly bricks and mortar Small/medium partnerships Multiple Neighborhoods Primarily Episodic Semi-manual processes Medium Growth/Medium Capital Mostly bricks and mortar Employees/contractors Multiple Neighborhoods Episodic/Continuous Semi-manual processes Medium Growth/High Capital Increasing scalability, operating leverage and ability to provide continuous, proactive care Digital First “Retail” Chain Model “Franchise” Model Physician Groups

Notes: (1) Babylon data related to ﬁrst US VBC deal (Oct 2020). (2) Represents total US VBC members as at Q1-22 rounded to the nearest 1000. (3) Based on US Segment Revenue from audited ﬁnancials as per the Form F-1 ﬁled with the SEC on April 29, 2022. (4) 2022 full year projected revenue as of May 12, 2022, as reported in Babylon’s ﬁrst quarter 2022 earnings release, ﬁled with the SEC on Form 6-K on May 12, 2022. Babylon is not reaﬃrming its previously reported guidance or projections at this Capital Markets Day presentation. (5) US 2021 ratings as per the Form F-1 ﬁled with the SEC on April 29, 2022. Demand for Babylon’s Services Suggests Product-Market Fit 12 Quality Scoring 95%+ 4 and 5-star Ratings(5) 4x Market Growth 2 states at US launch in 2020 to 8 states as at Q1-22. 20 states are in our pipeline 8x Revenue Growth $29m ﬁrst year revenue in US to $228m in 2021(3) (circa $1 billion(4) projected for 2022 with vast majority coming from US) 16x VBC Member Growth 17k(1) members in our ﬁrst contract to 271k(2) members by Q1 2022 4m+ US clinical services members with access to Babylon’s digital suite and its virtual consultation network Clinical Service Lives

Notes: (1) Audited ﬁnancials through December 31, 2021. (2) Calculated using $1bn 2022 revenue guidance (3) 2022 full year projected revenue as of May 12, 2022, as reported in Babylon’s ﬁrst quarter 2022 earnings release, ﬁled with the SEC on Form 6-K on May 12, 2022. Babylon is not reaﬃrming its previously reported guidance or projections at this Capital Markets Day presentation. (4) Estimate of the total addressable lives covered by Babylon’s target pipeline of US payors, which are not under contract. (5) Represents total US VBC members as at Q1-22 rounded to the nearest 1000. Our Technology Platform Enables Us to Rapidly Scale, Delivering Extraordinary Revenue Growth… 13 17k VBC Lives (Babylon’s ﬁrst US VBC contract in 2020) 66m Lives Covered by 153 US payors in our target pipeline(4) 271k VBC Lives covered at Q1-22(5)

14 Our Performance is Accelerating as We Learn from Each Contract Notes: (1) Missouri data from Weeks 1 to 13 from launch taken as straight line average due to incomplete data. (2) Calculated by comparing % of high risk sign ups per weeks since initial outreach.

Notes: (1) Home State Health VBC household penetration, October 2020 to March 2022. Babylon deﬁnes household penetration as obtaining a sign up from at least one individual that lives in a household in its covered population, meaning at least one individual in the household has created a proﬁle (through app or web registration) to generate a Babylon account. (2) Adjusted Claims Margin is 1 less Adjusted Claims Expense Ratio. Adjusted Claims Expense Ratio is Claims Expense divided by Value-based care Revenue, adjusted to exclude non-healthplan revenue and provider incentives, add estimated reinsurance recoveries, and adjust for prior period developments through April 30, 2022. See appendix slide titled ‘Adjusted Claims Expense Ratio Reconciliation and Calculation of Claims Expense Ratio, Claims Margin and Adjusted Claims Margin’ for additional detail. Improvements in Margins and Performance Across All lines of Business as Value-Based Care Cohorts Develop 15 (2) (1)

16 Notes: (1) See appendix slide titled ‘Adjusted EBITDA Reconciliation and Calculation of Adjusted EBITDA Margin’ for additional detail. (2) 2022 full year projected revenue as of May 12, 2022, as reported in Babylon’s ﬁrst quarter 2022 earnings release, ﬁled with the SEC on Form 6-K on May 12, 2022. Babylon is not reaﬃrming its previously reported guidance or projections at this Capital Markets Day presentation. (3) Technology costs is Research & development expenses and Platform & application expenses. Technology costs and SG&A costs as percentages of revenue have been calculated excluding the one-oﬀ $28.4m revenue from Q1 2021. (4) $28.4m of one-oﬀ upfront revenue recognition in connection with a software licensing arrangement in Q1 2021. Operational Leverage and Increased Scale Underpins the Route to Proﬁtability Operational leverage and scalability of digital platform underpins route to proﬁtability. 128ppt SG&A margin and 125ppt technology margin improvement since Q3-20 $79 $79 Technology & SG&A costs as a % of revenue (unaudited) (4) (3)

Babylon’s Business Model Has Structural Advantages Highly scalable Digitization of Manual Processes and Physical Pathways AI driven Platform operating leverage - Scalability with minimal capital outlay - Accelerated speed to market - Flexible market distribution 2 states at US launch to 8 states across the US as of Q1-22 with 20 states in our pipeline - Highly automated back office processes - Standardised digital pathways - Patient self-service 65+ RPA and clinical workflows operate in our back office 80% recall, on average, achieved by our AI compared to 83.9% recall by doctors taking the same test(1) - Codification of care enabling real-time influence and modelling - Delivering real-time insights and actions at point of care - Operational leverage and scale delivers path to profitability - BCS provides licence revenue with minimal up front and operational costs Fixed costs as a percentage of revenue has declined by 24% since Q1-21(2) Notes: (1) ‘A comparison of artiﬁcial intelligence and doctors for the purposes of Triage and Diagnosis’, 2020. (2) Calculated based on the decrease in clinical clinical care delivery expense margin between Q1-21 and Q1-22. Clinical Care Delivery Expense Margin is Clinical Care Delivery Expense divided by the sum of Value Based Care Revenue and Clinical Services Revenue. - Targeting those at risk with data-centric AI risk prediction 17

Scale is the Key to Proﬁtability 18 Blended BCS & B360 Revenue ($m) Blended Gross Margin 1,000 2,000 3,000 4,000 5,000 10.0% (200) (150) (100) (50) 0 12.5% (175) (100) (25) 50 125 15.0% (150) (50) 50 150 250 17.5% (125) 0 125 250 375 20.0% (100) 50 200 350 500             Gradually increasing operating costs 300 350 400 450 500 Illustrative examples of breakeven economics at scale (1) • With the leverage in our model, we can keep growth in operating costs modest as we scale • A combination of $3-4bn of VBC revenue at 7.5-10% average gross margin, and $150-200m of licensing revenue at ~90% margin could allow us to breakeven Denotes illustrative breakeven or proﬁtability Notes: (1) Illustrative breakeven economics table shows theoretical breakeven points by calculating illustrative gross proﬁt ﬁgures (deﬁned as Revenue multiplied by Blended Gross Margin), minus illustrative operating costs for the corresponding revenue level to display theoretical breakeven when the illustrative gross margin are greater than illustrative operating costs.

We are Trading at a Signiﬁcant Discount to Peers Source: Public ﬁlings. Market data as of May 20, 2023E based on FactSet consensus estimates. Notes: (1) FY21 revenue based on FactSet consensus revenue. (2) Growth represents 2021A-2023E Revenue CAGR. 19 2021A-2023E Revenue CAGR Digital and Telehealth Digitally Enabled Providers Babylon Discount to Peers (97.9%) (94.5%) (92.9%) (96.4%) (94.0%) (87.9%) (98.2%) (90.0%) (54.0%) (80.7%) (81.7%) (83.3%) (69.6%) (90.2%) Babylon Discount to Peers 119.2% ~5.5x Median Peer Revenue Growth ~82% Discount to Median Peer Multiple 0.3x 0.002 ~95% Discount to Median Peer EV / 2023E Revenue EV / 2023E Revenue / Growth(2) Median: 21.8% Median: 1.5x Median: 0.05 (1)

Babylon’s Technology: Our Competitive Advantage Steve Davis, Chief Technology Officer & Saurabh Johri, PhD, Chief Science Officer

21 As a Human Our Lives Have Already Been Inﬂuenced by Other Technology Companies Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 21 Industry leaders have inﬂuenced how we Shop, Travel, Stream, and Drive At the foundation of these companies are Purpose-built Platforms deeply coupled with Data & AI

22 Babylon Took a Similar Approach Following Industry Leaders Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 22 Purpose-built Platform The Technology 1 Real-time Uniﬁed Health Graph Data Enabled Actionable Intelligence AI Powered Digital-First Approach Member Focused 2 4 3

23 Health Graph | The foundation of our innovation Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 23

24 Health Graph | How we collect the data Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 24 Health Graph | How we collect the data AI

25 Health Graph | Real-time data fabric Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 25

26 AI Platform | Rapid iteration of AI models to predict and prevent Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 26

27 AI Platform | Rapid iteration of AI models to predict and prevent Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 27

28 Health IQ | Growing library of disease and risk prediction models Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 28

29 Health IQ | Growing library of disease and risk prediction models Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 29

30 Health IQ | Growing library of disease and risk prediction models Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 30

31 Advisor | Health IQ predictions driving better health outcomes Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 31 .. .. .. .. .. .. .. Babylon Risk Predictions (i.e. 12-month admission risk) Industry & Academic Partnerships HCC & RAF Care Gap Predictor Partner Risk Predictions Clinical Decision Support Population Health Management Digital-First

32 Advisor | NLP Capabilities Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 32

Our Product: An Integrated End to End Experience Yon Nuta, Chief Product Officer

34 Babylon Prototype Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 34

Babylon’s Clinical Model: Transforming Delivery Darshak Sanghavi, MD, Chief Medical Officer

We Are Reengineering the Healthcare Continuum Digital Triage Digital Care Plan Data Healthcheck Insight Plans Health Assessment Goals Care Monitor Monitor 36

Becoming A Single Gateway for Our Members’ Health Needs Real-Time Insights Intelligent Health Goals Most Appropriate Care Plan Remote Patient Monitoring Rewards 24/7 Health Assistance Virtual Multi Speciality Care Local In-Person Network Hospitalization Support Digital-First Pharmacy Chronic Care Management Digital-First Complex Care (Including Medicare) Personal Health Graph AI Advisor Proactive Health Monitoring Personal Care Team for most in need patients Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 37

Babylon’s Care Team Is Assembled Based On Member Needs A wraparound virtual care team provides a 24/7 seamless member experience, across chat, email and audio/video calls, tailored to the members’ needs. ● Health advisors and coordinators ● Member support managers ● Primary care physicians ● Registered nurses ● Psychiatrists and Behavioral Health specialists ● Clinical pharmacist ● Health coaches ● And others Illustrative Nurse Physiotherapist Specialist Mental health nurse Specialist Care advisor Primary care physician Note: Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. 38

# **Real-life Member** Case Study



**Amy[1]**

Rural Midwest member, in late 20s

## Health Assessment


Prescriptions

**Jan 2021: Initial digital assessment**

- Chronic back pain
- Chronic gynecological pain caused by previous childbirth

**Jan 2021: Virtual PCP/Insight**

- History of PCOS, food sensitivities, abnormal labs including thyroid abnormalities hadn't been tx'd
- Anxiety and depression from childhood trauma

## Treatment



**Digital Primary Care**

- Thyroid issue treated with Rx

**Care Team Virtual Care**

- Therapy course for anxiety (digital)
- Virtual dietician visit with nutrition plan
- Virtual specialist gyn visit

## Longitudinal Care



**Monitor/Data/Plan**

- Continued therapy to monitor and reduce anxiety, regular monitoring for GAD-7, PHQ-9
- Pursued pregnancy after anxiety addressed
- Treatment of abnormal pap smear

### Enabled Through Proactive Care Team Support

Reminders to attend appointments

Proactive outreach to discuss and reschedule after Jane missed appointments

Support managing bills from previous medical treatment

Notes: (1) Member name anonymised.

39

Our Data Enabled Approach | Deep Dive Daphne to format

# Clinical Playbook



## Telehealth Clinical Programs (Provider-driven)



## Population Health Management (CareTeam-driven)

1. **24/7 Primary Care**
   Longitudinal, prevention and disease management

2. **Integrated Behavioral Health**
   Focus on collaboration with other providers

3. **Babylon Specialty Offerings**
   Timely access to a virtual specialty consult

4. **Chronic Condition Management**
   Risk-based management of 11 chronic diseases

5. **Episode Management**
   Transitions of Care, NICU, elective surgical

6. **24/7 Health Assistance**
   Personal care team for high risk members

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41

Formula for Achieving B360 Margin in the U.S. Adjustment Factor for Member Engagement 24/7 Primary Care Integrated Behavioral Health Babylon Specialty Oﬀerings (eConsults, network navigation) Chronic Condition Management Episode Management (TCM, NICU) 24/7 Health Assistance (High Risk, Personal Care Team) Quality care gap closure Risk documentation National Network & Skills Mix Automation & Maximizing Use of Data + + + + + + + Claims Savings Programs Revenue Generation Optimize CoCD 42

Spend by CMS Chronic Condition Warehouse deﬁned chronic conditions(1) Masked claims are mostly SUDs and STDs % spend(3) 8% 7% 7% 6% 6% 5% 5% 5% 5% 3% 3% % members(3) 3% 5% 10% 5% 7% 7% 4% 3% 2% 6% 2% Our Care Management Initiatives Address the Top Conditions in Our Population Currently addressed On roadmap(2) Key Not addressed Notes: (1) The initiatives cannot be summed as there will be overlap between them. This represents condition-related claims i.e. diabetes-related claims rather than cost of diabetic members. $pmpm, all Medicaid populations, most recent 12 months of data used, so time periods vary. Claims data for the most recent 12 months available for Medicaid health plans in Missouri, Georgia, Mississippi and Iowa. (2) Some features or elements of features may be under active development, have not been commercialized and we cannot guarantee if / when the product will be delivered to members. (3) Percentage of spend and members have been rounded to one signiﬁcant ﬁgure. 43

# **Our Clinical Initiatives** Target 5 Key Focus Areas Which Have High Spending Impact

Our Q2 initiatives focus on maternity and behavioural health, which are key areas of spend across all populations.

| | Iowa | Georgia | HSH | Magnolia | Commentary |
|---|---|---|---|---|---|
| Maternity | Med | High | High | High | • Spend is concentrated around childbirth in non-expansion states, rather than pre- or postnatal care |
| Behavioural health | High | High | High | High | • Anxiety and depression are top spend drivers for children and adults (18-44-years-old) across all populations |
| Chronic conditions | High | Med | | | • Concentrated in >45-year-olds<br>• Focus on building solutions for hypertension, diabetes and chronic kidney disease |
| Lifestyle | High | Med | | | • Modifiable lifestyle factors (e.g. smoking, obesity) are high-spend categories in the adult population and will lead to more costly chronic conditions downstream |
| Masked claims | High | | | | • Masked claims cannot be viewed due to privacy concerns<br>• As a category it is significant, but the fragmentation of conditions is unknown |

Spending impact: High Med

Notes: Based on Babylon's analysis of claims spend distribution for each population, where we have identified the highest spend areas for each population. We then applied clinical judgement to determine the focus areas to address for each population. Data is from the most recent 12 months available and varies by plan.

44

Deep Dive: Chronic Condition Management Lifetime support of chronic conditions to improve longevity and inhibit unnecessary progression of disease Chronic condition management supported by monitoring, proactive analytics, and patient education, outreach, and intervention ● Identiﬁcation and stratiﬁcation of chronic risk members (delivered via Babylon Health Graph) ● Outreach strategy customized to targeted members in consultation with our partners delivered through the Babylon platform of solutions ● Longitudinal engagement with patients through areas such as: biometric monitoring, medication management / adherence, gaps in care closure, patient education, alerts and escalations 45

# **Chronic Condition Management** and Intelligent Intervention

| | Example | Sample Engagement |
|---|---|---|
| **Diabetes** | Type 2 Diabetes | Twice daily reminder for glucose testing, automated test strips refills, automated insulin/diabetic drug refills, patient visibility into out of range glucose results |
| **Mental Health** | Depression, Anxiety | Care journey engagement assisted by digital and clinical resources w/ escalation and alerts; app-based care journeys; Collaborative Care Model |
| **Substance Use Disorder** | Alcohol and Opioid Use Disorder | Enrollment in BH programs, daily monitoring, alerts |
| **Musculoskeletal Health(1)** | Lower Back Pain | Care plan engagement via patient facing app for management of symptoms and exercises |
| **Sexual Health(1)** | Contraception; Maternity | Automated flow for contraception prescription and refills / notifications for home delivery; postnatal care journey |
| **Sleep(1)** | Chronic Insomnia | Home based sleep apnea test and sleep schedule recording + sleep coaches end education |
| **Heart Health(1)** | ASCVD risk | Home-based BP monitoring device, home based lab testing, risk management |
| **Kidney Health(1)** | CKD | Home-based urine microalbumin test, medication review, alerting for CKD Stage 3 or higher |
| **Lung Health(1)** | Asthma | Asthma control test survey, daily symptom check, daily peak flow measurement (connected device) |
| **Cancer(1)** | Colon Cancer Screening | Home-based colon cancer testing, digital tools for Q&A, one-touch referral for in-person or virtual visits |
| **Fitness(1)** | Obesity | Weight tracking (cellular scale), exercise tracking, alerting |

Notes: **(1)** Conditions have not been commercialized and we cannot guarantee if / when these will be delivered to members. The current aim is to deliver them by the end of Q4 2022.

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Chronic Condition Management | Guiding Members Through Our DayToDay App High touch, end to end presence and support provided by care team To guide patient to do everything they have to do today Goal oriented monitoring to motivate patients around their care and prevent issues Better risk management for clinicians. Identifying high risk patients due to increased visibility & reduced cancellations due to patient being unprepared Consumer friendly, tailored and holistic content to support patients and caregivers with advice, information and clear checklist of actions Monitor and prevent issues before they become a serious problem Note: The DayToDay app operates via s separate tech stack and is available separately from the Babylon app. The DayToDay app will be integrating with the Babylon app in due course. 47

Fireside Chat Misty Zelk, MD, Babylon Physician & Darshak Sanghavi, MD, CMO

Our Financials: How We Create Value Charlie Steel, Chief Financial Officer

Babylon’s Business Model Has Three Revenue Drivers What Who How 50 How Much Initial FFS arrangements provides client entry point Fee For Service $10s Take Patient Budgets Capture Cost Savings Babylon 360 $1000s Babylon Cloud Services License Our Technology Digital Triage Digital Care Plan Data Healthcheck Insight Plans Health Assessment Goals Care Monitor Monitor $s

51 Notes: (1) Audited ﬁnancials through December 31, 2021. (2) Calculated using $1bn 2022 revenue guidance. (3) 2022 full year projected revenue as of May 12, 2022, as reported in Babylon’s ﬁrst quarter 2022 earnings release, ﬁled with the SEC on Form 6-K on May 12, 2022. Babylon is not reaﬃrming its previously reported guidance or projections at this Capital Markets Day presentation. Our Technology Platform Enables Us to Rapidly Scale, Delivering Extraordinary Revenue Growth…

52 …with Human Resources Being the Main Driver of Healthcare Costs, Digital Only Interactions Drive Down Our Cost of Care Delivery… Notes: (1) Rounded to nearest millions. (2) Total Appointments include Face to Face and Virtual Appointments.

53 …and Utilisation Rates in the U.S. are Increasing to Reach the Steady State Levels Seen in our Mature Markets… • Over 90% clinician utilisations rates in our most mature markets • US utilisation has ramped up to almost 60% as our appointment volume increases to ﬁll our existing clinician capacity • And we expect to continue to drive improvements through cross-state licensing and economies of scale Notes: (1) Clinician utilisation is the % of our clinician capacity which is ﬁlled by our appointment volume. (1)

54 Notes: (1) Clinical Care Delivery Expense Margin is Clinical Care Delivery Expense divided by the sum of Value Based Care Revenue and Clinical Services Revenue. …and Clinical Care Delivery Expense Margin is Reducing as Our Care Model Scales • Over two-thirds reduction in Clinical Care Delivery Expense ratio year over year • We expect our Clinical Care Delivery Expense ratio to continue to decline despite using engagement to drive down claims cost • The decrease is driven by increased eﬃciency and improved utilisation as we scale up new contracts

With Mature Cohorts We Are Beginning To See The Impact Of Up-Front Engagement, Eﬃciency and Scale Notes: (1) Clinical Care Delivery Expense Margin is Clinical Care Delivery Expense divided by the sum of Value Based Care Revenue and Clinical Revenue 55 Notes: (1) Home State Health VBC household penetration, October 2020 to March 2022. Babylon deﬁnes household penetration as obtaining a sign up from at least one individual that lives in a household in its covered population, meaning at least one individual in the household has created a proﬁle (through app or web registration) to generate a Babylon account. (2) Adjusted Claims Margin is 1 less Adjusted Claims Expense Ratio. Adjusted Claims Expense Ratio is Claims Expense divided by Value-based care Revenue, adjusted to exclude non-healthplan revenue and provider incentives, add estimated reinsurance recoveries, and adjust for prior period developments through April 30, 2022. See appendix slide titled ‘Adjusted Claims Expense Ratio Reconciliation and Calculation of Claims Expense Ratio, Claims Margin and Adjusted Claims Margin’ for additional detail. (1) (2) (2)

56 128ppt SG&A margin and 125ppt technology margin improvement since Q3 2020 Notes: (1) Technology costs is Research & development expenses and Platform & application expenses. Technology costs and SG&A costs as percentages of revenue have been calculated excluding the one-oﬀ $28.4m revenue from Q1 2021. (2) $28.4m of one-oﬀ upfront revenue recognition in connection with a software licensing arrangement in Q1 2021. (1) Operational Leverage and Increased Scale Underpins the Route to Proﬁtability… Operational leverage and scalability of digital platform underpins route to proﬁtability (2) (1)

Notes: (1) See appendix slide titled ‘Adjusted EBITDA Reconciliation and Calculation of Adjusted EBITDA Margin’ for additional detail. (2) 2022 full year projected revenue as of May 12, 2022, as reported in Babylon’s ﬁrst quarter 2022 earnings release, ﬁled with the SEC on Form 6-K on May 12, 2022. Babylon is not reaﬃrming its previously reported guidance or projections at this Capital Markets Day presentation …and Delivers Steady Margin Improvement 57

Scale is the Key to Proﬁtability 58 Blended BCS & B360 Revenue ($m) Blended Gross Margin 1,000 2,000 3,000 4,000 5,000 10.0% (200) (150) (100) (50) 0 12.5% (175) (100) (25) 50 125 15.0% (150) (50) 50 150 250 17.5% (125) 0 125 250 375 20.0% (100) 50 200 350 500             Gradually increasing operating costs 300 350 400 450 500 Illustrative examples of breakeven economics at scale (1) • With the leverage in our model, we can keep growth in operating costs modest as we scale • A combination of $3-4bn of VBC revenue at 7.5-10% average gross margin, and $150-200m of licensing revenue at ~90% margin could allow us to breakeven Denotes illustrative breakeven or proﬁtability Notes: (1) Illustrative breakeven economics table shows theoretical breakeven points by calculating illustrative gross proﬁt ﬁgures (deﬁned as Revenue multiplied by Blended Gross Margin), minus illustrative operating costs for the corresponding revenue level to display theoretical breakeven when the illustrative gross margin are greater than illustrative operating costs.

2022 Full-Year Guidance(1) 59 Revenue Guidance Adjusted EBITDA Guidance Long Term Proﬁtability Guidance Funding Guidance Full year revenue guidance of $1.0bn Adjusted EBITDA guidance to be a maximum loss of $(295)m at $1.0bn revenue Adjusted EBITDA and cash ﬂow breakeven no later than 2025 Suﬃcient cash to fund 2022, and continuing to pursue funding options for the long term(2) Notes: (1) 2022 full year guidance as of May 12, 2022, as reported in Babylon’s ﬁrst quarter 2022 earnings release, ﬁled with the SEC on Form 6-K on May 12, 2022. Babylon is not reaﬃrming its previously reported guidance or projections at this Capital Markets Day presentation. (2) See "Funding Requirements" in our Management Discussion and Analysis for the three months ended March 31, 2022, attached as Exhibit 99.3 to our Form 6-K ﬁled with the SEC on May 20, 2022, and our Condensed Consolidated Financial Statements for the three months ended March 13, 2022 attached as Exhibit 99.2 to the Form 6-K.

30 Q&A

30 Thank you!

• We have a history of incurring losses, may not be able to achieve or maintain proﬁtability, anticipate increasing expenses in the future and may require additional capital to support business growth. Additional ﬁnancing may not be available on favorable terms or at all. • Our historical operating results and dependency on further capital raising indicate substantial doubt exists related to our ability to continue as a going concern. • If we fail to eﬀectively manage our growth, we may be unable to execute our business plan, adequately address competitive challenges, maintain our corporate culture or grow at the rates we historically have achieved or at all. • We may face intense competition, which could limit our ability to maintain or expand market share within our industry. • Our existing customers may not continue or renew their contracts with us, or may renew at lower fee levels or decline to license additional applications and services from us, and signiﬁcant reductions in members, per member per month (PMPM) fees, pricing or premiums under these contracts could occur due to factors outside our control. • We are dependent on our relationships with physician-owned entities and our business could be harmed if those relationships or our arrangements with our providers or our customers were disrupted. • Failure to maintain and expand a network of qualiﬁed providers could adversely aﬀect our future growth and proﬁtability. • We may be unable to increase engagement of the individual members that interact with our platform, and even if we are successful in increasing member engagement, if are unable to realize the member healthcare cost savings that we expect, our future proﬁtability could be adversely aﬀected. • A signiﬁcant portion of our revenue comes from a limited number of customers, and the loss of a material contract could adversely aﬀect our business. • The recognition of a portion of our revenue is subject to realizing healthcare cost savings and achieving quality performance metrics, and may not be representative of revenue for future periods. • Our claims liability estimates for medical costs and expenses are uncertain and may not be adequate, and adjustments to our estimates may unfavorably impact our ﬁnancial condition. If our estimates of the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans are materially inaccurate, our revenue recognition could be impacted. • Our physician partners’ failure to accurately, timely and suﬃciently document their services could result in nonpayment for services rendered or allegations of fraud. Our records and submissions to a health plan may contain inaccurate or unsupportable information regarding risk adjustment scores of members. • Reimbursement rates paid by third-party payers or federal, state or foreign healthcare programs may be reduced, and third-party payers or government payers may restrain our ability to obtain or provide services to our members. • Regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model, and our participation in such proposed models, could impact our business and results of operations. • The market for telemedicine is immature and volatile and our digital-ﬁrst approach is relatively new and unproven. • We may not be able to develop and release new solutions and services, or successful enhancements, new features and modiﬁcations to our existing solutions and services. Our proprietary solutions may not properly operate or interoperate with our customers’ existing and future infrastructures. • Our relatively limited operating history makes it diﬃcult to evaluate our current business and future prospects. • If we are unable to hire and retain talent to operate our business, we may not be able to grow eﬀectively. • Our growth depends in part on the success of our relationships with third parties. • Our quarterly results may ﬂuctuate signiﬁcantly, adversely impacting the value of our Class A ordinary shares. • Risks associated with our international operations, economic uncertainty, or downturns. Risk Factors Summary 62

•Failure to adequately expand our direct sales force will impede our growth. •We may invest in or acquire other business and we may have diﬃculty integrating any such acquisitions successfully. We may also enter into collaborations and strategic alliances with third parties that may not result in the development of commercially viable solutions or the generation of signiﬁcant future revenues. •Our use of open-source software could adversely aﬀect our ability to oﬀer our solutions and subject us to possible litigation. •Catastrophic events and man-made problems, and a pandemic, epidemic, or outbreak of an infectious disease, including the COVID-19 pandemic, could adversely aﬀect our business. •Our sales and implementation cycle can be long and unpredictable and requires considerable time, expense and ongoing support, the failure of which may adversely aﬀect our customer relationships. •Failure to obtain or maintain insurance licenses or authorizations allowing our participation in risk- sharing arrangements with payers could subject us to signiﬁcant penalties and adversely impact our operations. •Foreign currency exchange rate ﬂuctuations and restrictions could adversely aﬀect our business. •We operate in a heavily regulated industry, and we are subject to evolving laws and government regulations. •The changes in tax laws in diﬀerent geographic jurisdictions could materially impact our business. We may be treated as a dual resident company for United Kingdom tax purposes. The applicability of tax laws on our business is uncertain and adverse tax laws could be applied to us or our customers. •We may be unable to suﬃciently protect our intellectual property, and our ability to successfully commercialize our technology may be adversely aﬀected. We may be subject to intellectual property infringement claims, medical liability claims or other litigation or regulatory investigations. •Certain of our software products could become subject to U.S. Food and Drug Administration (FDA) oversight, and certain of our products and operations are subject to medical device regulations. •Cyberattacks, security breaches and other incidents, and other disruptions have compromised and could in the future compromise sensitive information and adversely aﬀect our business and reputation. Our failure to comply with data privacy laws or to adequately secure the information we hold could result in signiﬁcant liability or reputational harm. Any disruption of service at our third-party data and call centers or Amazon Web Services, or of third party infrastructure provider services, could interrupt our ability to serve customers, expose us to litigation and negatively impact our relationships with customers and members. •The trading price of our Class A ordinary shares is volatile, and the value of our Class A ordinary shares may decline. An active trading market for our securities may not develop or be sustained. The dual class structure of our ordinary shares limits shareholders’ ability to inﬂuence important transactions and has an unpredictable impact on the trading market for our Class A ordinary shares. •Our status as an “emerging growth company” and a “foreign private issuer” may make our ordinary shares less attractive and aﬀords less protection to our shareholders. We expect to lose our foreign private issuer status for 2022. As a “controlled company,” we qualify for exemptions from certain corporate governance requirements. •Our issuance of additional Class A ordinary shares will dilute all other shareholders. Future resales of our ordinary shares could cause the market price of our Class A ordinary shares to drop signiﬁcantly, even if our business is doing well. •We do not currently intend to pay dividends on our Class A ordinary shares. Some of our management team has limited experience managing a public company, and our management is required to devote substantial time to public company compliance. •If our remediation of our identiﬁed material weaknesses is not eﬀective, or if we fail to develop an eﬀective internal control system, our ability to produce timely and accurate ﬁnancial statements or comply with applicable laws could be impaired. •U.S. holders that own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences. Our U.S. holders may suﬀer adverse tax consequences if we are classiﬁed as a “passive foreign investment company.” The Internal Revenue Service may not agree that we are a non-U.S. corporation for U.S. federal income tax purposes. •Our shareholder rights and responsibilities are governed by Jersey law, which diﬀers materially from U.S. companies’ shareholders rights and responsibilities. It may be diﬃcult to enforce a U.S. judgment or to assert U.S. securities law claims outside of the United States. •The other matters described in the “Risk Factors” section of our Annual Report on Form 20-F, ﬁled with the SEC on March 30, 2022, and our other SEC ﬁlings. Risk Factors Summary (Continued) 63

Appendix 8

# Adjusted EBITDA Reconciliation and Calculation of Adjusted EBITDA Margin

| | FY2019 | FY2020 | FY2021 |
|---|---|---|---|
| IFRS Loss for the Period | (140,287) | (188,030) | (374,511) |
| Adjustments to calculate EBITDA: | | | |
| Depreciation and amortization | 2,496 | 14,487 | 35,004 |
| Finance costs and income | 101 | 3,920 | 13,965 |
| Tax provision/(benefit) | (5,559) | 4,639 | (1,474) |
| EBITDA | (143,249) | (164,984) | (327,016) |
| Adjustments to calculate Adjusted EBITDA: | | | |
| Recapitalization transaction expense | - | - | 148,722 |
| Share-based compensation | 7,966 | 9,557 | 46,307 |
| Change in fair value of warrant liabilities | - | - | (27,811) |
| Gain on remeasurement of equity interest | - | - | (10,495) |
| Gain on sale of subsidiary | - | - | (3,917) |
| Impairment expense | - | 6,436 | 941 |
| Exchange (gain) / loss | (17,075) | 2,836 | (868) |
| Adjusted EBITDA | (152,358) | (146,155) | (174,137) |
| Calculation of Adjusted EBITDA margin: | | | |
| Adjusted EBITDA | (152,358) | (146,155) | (174,137) |
| IFRS Revenue | 16,034 | 79,272 | 322,921 |
| Adjusted EBITDA margin (%) | (950.2)% | (184.4)% | (53.9)% |

Note: See "Item 5. Operating and Financial Review and Prospects--A. Operating Results--Key Business and Financial Metrics--EBITDA and Adjusted EBITDA" in our Form 20-F filed with the SEC on March 30, 2022. We are not able to reconcile projected 2022 Adjusted EBITDA or 2022 Adjusted EBITDA margin to their respective most directly comparable IFRS measures as we are not able to forecast IFRS loss on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect IFRS loss for the period, including, but not limited to, impairment expense, share-based compensation, foreign exchange gains or losses and gains and losses on sale of subsidiaries. Adjusted EBITDA should not be used to predict IFRS loss as the difference between the two measures is variable and may be significant.The table above includes non-IFRS measures. Non-IFRS financial measures are supplemental to and should not be considered a substitute for financial information presented in accordance with IFRS

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We believe that Adjusted Claims Expense Ratio and Adjusted Claims Margin are useful metrics for investors to understand and evaluate our operating results and ongoing proﬁtability because they permit investors to evaluate our Claims Expense as a percentage of our Value-based care revenue. We believe that these metrics provide useful measures for period-to-period comparisons of our business. Babylon's management team uses these measures in assessing Babylon's performance, as well as in planning and forecasting future periods. These non-IFRS ﬁnancial measures are not computed according to IFRS, and the methods we use to compute them may diﬀer from the methods used by other companies. Adjusted Claims Expense Ratio and Adjusted Claims Margin have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. The following table presents a calculation of our Claims Expense Ratio, Claims Margin and Adjusted Claims Margin and a reconciliation of Adjusted Claims Expense Ratio from Claims Expense Ratio, the most directly comparable IFRS measure, for the twelve months ended December 31, 2021 based on information available through April 30, 2022. 2021 Value-based care Revenue $220.9 Claims Expense $219.6 Claims Expense Ratio 99.4% Claims Margin 0.6% Net Adjustments Net adjustments to Claims Expense Ratio -2.0% Restated (Non-IFRS) Adjusted Claims Expense Ratio 97.4% Adjusted Claims Margin 2.6% Adjusted Claims Expense Ratio (Non-IFRS) By LOB Medicaid 100.5% Medicare Adv. 96.0% Commercial 80.4% Adjusted Claims Margin (Non-IFRS) By LOB Medicaid -0.5% Medicare Adv. 4.0% Commercial 19.6% Definitions Adjusted Claims Expense Ratio The Adjusted Claims Expense Ratio is the Claims Expense divided by the Value-based care Revenue, adjusted to exclude non-healthplan revenue and provider incentives, add estimated reinsurance recoveries, and adjust for prior period developments. Adjusted Claims Margin Adjusted Claims Margin is 1 less Adjusted Claims Expense Ratio. Adjustments Exclude non-healthplan revenue In order to arrive at Adjusted Claims Expense Ratio, all non-healthplan revenue including MSO and TPA fees were excluded. Exclude provider incentives In order to arrive at Adjusted Claims Expense Ratio, all provider incentive related expenses including payments for annual wellness visits were excluded. Add estimated reinsurance recoveries These adjustments capture expected future reinsurance recoveries that are related to prior periods but were not yet reflected in SEC reported data. Estimates are based on analysis of claims data and historical recoveries. Prior period developments This consists of adjustments booked in the current and prior periods which relate to prior period dates of service. We map these amounts back to the period in which they belong or were incurred to illustrate the underlying performance trend. Adjusted Claims Expense Ratio Reconciliation and Calculation of Claims Expense Ratio, Claims Margin and Adjusted Claims Margin 66